Mail Stop 4561

July 15, 2008

V. Balakrishnan
Chief Financial Officer
Infosys Technologies Limited
Electronics City
Hosur Road, Bangalore
Karnataka, India 560 100

Re: **Infosys Technologies Limited**
Form 20-F for the fiscal year ended March 31, 2008
Filed April 30, 2008
File No. 000-25383

Dear Mr. Balakrishnan:

We have reviewed your response letter dated June 17, 2008 in connection with the above-referenced filing and have the following comment. If indicated, we think you should revise your document in response to this comment. If you disagree, we will consider your explanation as to why our comment is inapplicable or a revision is unnecessary. Please be as detailed as necessary in your explanation. In our comment, we may ask you to provide us with supplemental information so we may better understand your disclosure. After reviewing this information, we may raise additional comments. Unless otherwise noted, where prior comments are referred to they refer to our letter dated May 29, 2008.

Form 20-F for the fiscal year ended March 31, 2008

Consolidated Financial Statements

Notes to the Consolidated Financial Statements

2.1 Cash and Cash Equivalents, page 93

1. We note your response to prior comment No. 8 that indicates the deposits with corporations can be withdrawn at any point without prior notification or penalty. Please further clarify the nature, terms, conditions and business purpose for the deposits with corporations.

* * * * * * *

Please respond to these comments within 10 business days or tell us when you will provide us with a response. Please submit all correspondence and supplemental materials on EDGAR as required by Rule 101 of Regulation S-T. If you amend your filing(s), you may wish to provide us with marked copies of any amendment to expedite our review. Please furnish a cover letter that keys your response to our comments and provides any requested information. Detailed cover letters greatly facilitate our review. Please understand that we may have additional comments after reviewing any amendment and your response to our comments.

You may contact Morgan Youngwood, Staff Accountant, at (202) 551-3479 if you have any questions regarding comments on the financial statements and related matters. Please address questions regarding all other comments to Katherine Wray, Staff Attorney, at (202) 551-3483 or David Orlic, Special Counsel at (202) 551-3503. If you need further assistance, you may contact me at (202) 551-3730.

Sincerely,

Stephen Krikorian
Accounting Branch Chief